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SECUI 09058008 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41938

SEC Mail Processing Section

FEB 12 2009

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Consultant Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Center Street
(No. and Street)

Chaltham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Cook (973) 507-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fox & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1200 Bustleton Pike Ste. 3 (Address) Feasterville (City) Pennsylvania (State) 19053 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher J. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Consultant Group, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES -
Title

2/10/09
Notary Public

RITA HECHT
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 25, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL CONSULTANT GROUP, LLC.

DECEMBER 31, 2008

INDEX

FOX & COMPANY, P.C.

Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA

IRA M. FOX CPA

January 27, 2009

Independent Auditor's Report

Financial Consultant Group, LLC.
23 Center Street
Chatham, New Jersey 07928

Members

We have audited the accompanying statement of financial condition of Financial Consultant Group, LLC., as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Consultant Group, LLC. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Fox + Company PC CPAs

FOX & COMPANY, P.C.
Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA IRA M. FOX CPA

January 27, 2009

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission.

Financial Consultant Group, LLC.
23 Center Street
Chatham, New Jersey 07928

Members

In planning and performing our audit of the financial statements and supplemental schedules of Financial Consultant Group, LLC. (the " Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry commodity futures and options trading accounts for customers or perform custodial functions related to customer assets, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act (CEACT) and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first, second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEACT, and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the member, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Fox + Company PC CPAs

FINANCIAL CONSULTANT GROUP, LLC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$ 177,330
Receivables from clearing broker, (including clearing deposit of $50,000)	82,308
Property and Equipment (net)	-0-
Other Assets	12,996
TOTAL ASSETS	$ 272,634

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Commissions Payable	$ 35,739
Accounts Payable, and Accrued Expenses	12,776
TOTAL LIABILITIES	48,515
Member's Equity	224,119
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 272,634

The accompanying notes are an integral part of these financial statements.

FINANCIAL CONSULTANT GROUP, LLC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues		
Commissions	$	777,894
Interest and Dividends		37,615
Other Income		340,844
Total Revenues		1,156,353
Expenses		
Commissions		551,921
Employee Compensation and Benefits		182,152
Clearing Broker Fees		150,211
Communications		30,958
Occupancy Expense		76,959
Equipment Rental		5,417
Other Operating Expenses		100,459
Total Expenses		1,098,077
Net Income	$	58,276

The accompanying notes are an integral part of these financial statements.

FINANCIAL CONSULTANT GROUP, LLC.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Member's Equity - January 1, 2008	$ 217,594
Net Income	58,276
Capital Withdrawals	(51,751)
Member's Equity - December 31, 2008	$ 224,119

The accompanying notes are an integral part of these financial statements.

FINANCIAL CONSULTANT GROUP, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated Borrowings at January 1, 2008	$ - 0 -
Changes in Subordinated Borrowings	- 0 -
Subordinated Borrowings at December 31, 2008	$ - 0 -

The accompanying notes are an integral part of these financial statements.

FINANCIAL CONSULTANT GROUP, LLC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net Income	$ 58,276
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase (Decrease) in Cash Attributable to Changes in Operating Assets and Liabilities:	
Receivables from Clearing Broker	47,769
Other Assets	2,152
Commissions Payable	(20,992)
Accounts Payable and Accrued Expenses	(25,596)
Net Cash Provided by Operating Activities	61,609
Cash Flows from Financing Activities:	
Capital Withdrawals	(51,751)
Net Increase in Cash and Cash Equivalents	9,858
Cash and Cash Equivalents - January 1, 2008	167,472
Cash and Cash Equivalents - December 31, 2008	177,330
Supplemental Cash Flows Disclosures:	
Interest Paid	$ - 0 -

The accompanying notes are an integral part of these financial statements.

Note 1

NATURE OF OPERATIONS

Financial Consultant Group, LLC (the "Company") is a limited liability company which is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company provides its clients financial planning and investment advisory services, as well as, access to all securities markets through its clearing relationship with National Financial Services, LLC.

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers money market accounts and all highly-liquid instruments purchased with a maturity of less than three months to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed utilizing the decling-balance method for financial reporting purposes. The estimated useful lives of the assets are as follows:

Furniture and Fixtures	7 Years
Office Equipment	5 Years

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or recovery are removed from the accounts and any gain or loss is included in income.

SECURITIES TRANSACTIONS

Securities transactions and related income and expenses are recorded on a trade-date basis. Fees and other revenues are comprised of investment advisory and wrap fees.

Note 2, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

The Company is treated as a sole proprietorship for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual Member reports his share of the Company's income or loss on his personal income tax returns.

Effective January 1, 2009, the Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the Internal Revenue Code. This election will eliminate the need to account for entity level income taxes, as the members have elected to be taxed individually on their share of Company earnings.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended December 31, 2008.

Note 3

PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation at December 31, 2008 consists of the following:

Computer Equipment	$ 116,056
Furniture and Fixtures	70,406
Total	186,462
Less: Accumulated Depreciation	186,462
Total Property and Equipment	$ - 0 -

Depreciation expense for the year ended December 31, 2008 was $- 0 -.

Note 4

PURCHASE AND EMPLOYMENT AGREEMENTS

Pursuant to an agreement with the NASD on March 29, 2006 and in accordance with a Limited Liability Company Purchase Agreement (the "Agreement") dated September 19, 2006, the members sold 100% of their ownership interest to a related party (the "Buyer") effective October 8, 2006. The agreement is subject to certain covenants.

In addition, simultaneously, with the execution of the agreement, the Company entered into a four year employment agreement, renewable for one year terms thereafter, with one of the prior members.

Note 5

COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its office space under an operating lease that requires monthly payments of $6,000 through September 30, 2009. Rent expense for the year ended December 31, 2008 was $76,959.

The Company has two (2) office equipment leases under an operating lease agreement that expires January, 2010 and November, 2009. Each lease requires a fixed monthly payment plus insurance. Total lease expense under these agreements was $5,417 for the year ended December, 2008.

Minimum future lease payments under these leases are approximately as follows:

December 31, 2009	$	56,096
December 31, 2010		127
Total Minimum Future Lease Payments	$	56,223

Note 6

NET CAPITAL REQUIREMENT

The Company is subject to the net capital requirement of the Financial Industry Regulatory Authority (FINRA) and requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2008, the Company's net capital was approximately $208,300 which was approximately $108,300 in excess of its minimum requirement of $100,000 under SEC Rule 15c3-1 and approximately $108,300 in excess of its minimum requirement of $100,000 under Regulation 1.17 of the Commodity Exchange Act.

Note 7

OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In additions, the Company must maintain a deposit of at least $50,000 and is subject to a minimum monthly clearing charge of $10,000 with the clearing broker.

All of the Company's securities transactions and the receivable from the clearing broker at December 31, 2008 are pursuant to this clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 7, continued

OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK, continued

The Company maintains its cash balance in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

FINANCIAL CONSULTANT GROUP, LLC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

DECEMBER 31, 2008

NET CAPITAL	
Total Member's Equity Qualified for Net Capital	$ 224,119
Add:	
A. Subordinated borrowings allowable in computation of net capital	- 0 -
Total Capital and Allowable Subordinated Liabilities	$ 224,119
Deductions and/or Charges	
A. Non-Allowable Assets	
Other Assets	12,996
Net Capital Before Haircuts on Securities - Positions	$ 211,123
Haircuts on Securities - Positions	
A. Cash Equivalent	2,821
Net Capital	$ 208,302
Aggregate Indebtedness	$ 48,515
Computed Minimum Net Capital Requirement	$ 3,236
Minimum Net Capital Requirement (Under SEC Rule 15c3-1)	$ 100,000
Minimum Net Capital Requirement (Under CFTC Reg 1.17)	$ 100,000
Excess Net Capital (Under SEC Rule 15c3-1)	$ 108,302
Excess Net Capital (Under CFTC Regulation 1.17)	$ 108,302
Ratio: Aggregate Indebtedness to Net Capital	.23 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 208,302
Net Audit Adjustments	- 0 -
Net Capital per above	$ 208,302

The accompanying notes are an integral part of these financial statements.

FINANCIAL CONSULTANT GROUP, LLC.

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

FINANCIAL CONSULTANT GROUP, LLC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15C3-3):	$ - 0 -
	A. Number of Items	$ - 0 -
2.	Customers' fully paid securities and excess margin securities for which instrucitons to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ - 0 -
	A. Number of Items	$ - 0 -

The accompanying notes are an integral part of these financial statements.

FINANCIAL CONSULTANT GROUP, LLC.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2008

Not Applicable

The accompanying notes are an integral part of these financial statements.